Exhibit 1

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 Website: www.adbsys.com (TSX: ADY; OTCBB: ADBYF)

For Immediate Release

ADB SYSTEMS REPORTS Q3 FINANCIAL RESULTS
Provides outlook and guidance

Toronto, ON - November 9, 2005 - ADB Systems International (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today its interim financial results for the third quarter ended September 30, 2005. All figures are in Canadian dollars.

Consistent with its revised guidance of October 13, ADB’s total revenues for the third quarter were $1.12 million. This compares to $1.29 million in the second quarter of 2005, representing a decrease of 13 percent, and to $886,000 in the third quarter of 2004, representing a growth of 26 percent. Revenues were comprised of software license sales, service fees for software development and implementation, application hosting, maintenance, support and training.

In accordance with generally accepted accounting principles (GAAP), ADB reported a net loss for the third quarter of $800,000 or $0.01 per share, basic and diluted. ADB reported a net loss of $1.18 million or $0.02 per basic share in Q2 and a net loss of $1.52 million or $0.02 per share, basic and diluted, in the third quarter of 2004.

“Although we expected better results for the quarter, we have made considerable year-over-year improvements, increasing our revenues by 26 percent and reducing our net loss by almost 50 percent,” said Jeff Lymburner, CEO of ADB Systems.

ADB held cash and marketable securities as of September 30, 2005 totaling $444,000.

Operating highlights
In addition to its financial performance, the company achieved a number of operating achievements in the quarter:
-	ADB entered into a customer agreement with Star Energy, a UK-based integrated energy company, to provide its full suite of asset management technology.
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The company extended its relationship with the National Health Service, introducing procurement technology to the Worcestershire Health Economy and the University Hospital Coventry & Warwickshire NHS Trust.

-	ADB entered into a customer agreement with Grenland MMO, a Norway-based engineering services company, to provide materials management, project management and procurement capabilities.

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ADB reports Q3 results/2

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The company raised gross proceeds of $1.2 million through the issuance of secured subordinate convertible debentures to a group of institutional and private investors, directors of the company, and members of ADB’s management team.

-	ADB appointed KMPG LLP as its auditor, replacing Deloitte & Touche LLP.
-	The company named Chris Bulger chairman of the company’s board of directors and appointed Dave Gelineau to the board, replacing out-going director, Paul Godin.
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ADB announced that Mike Robb resigned as the company’s chief financial officer effective October 14, 2005. Mr. Bulger, who previously served as CFO from 1996 to 1998, will oversee the company’s finance activities, which are now managed by Darryl Kleebaum, ADB’s corporate controller. A chartered accountant, Mr. Kleebaum will also be responsible for certifying ADB’s financial statements.

“Based on recent trends and our existing sales pipeline, we expect to generate a sequential revenue growth of at least 30 percent in Q4 over Q3,” Mr. Lymburner said. “We believe this revenue growth will result from our continued sales efforts in the oil and gas, healthcare, and government sectors, and through increasing activity with our joint venture with GE.”

ADB will hold a conference call at 10:00 a.m. (Eastern time) on Thursday, November 10 to discuss its financial results and review operational activities. Investors and followers of ADB can listen to a live broadcast of the call from the investor relations section of the company’s website, www.adbsys.com.

About ADB Systems International Ltd.
ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE’s Asset Manager, a joint business venture with GE. ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s ("the Company") results to differ materially from expectations.

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ADB reports Q3 results/3

These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At ADB Systems International Ltd.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@adbsys.com

(financial tables follow)